Adira Energy Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three month period ended March 31, 2012

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three month period ended March 31, 2012, which has been prepared on the basis of information available up until May 30, 2012. Management’s Discussion and Analysis should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2011 and in conjunction with the Company’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011, filed on SEDAR on April 26, 2012.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

1.1        Date

The effective date for this report is May 30, 2012.

1.2        Overall Performance Information on the Company

Adira Energy Ltd (“Adira” or “the Company”) is an oil and gas early-stage exploration company.

The Company has been granted three petroleum licenses in Israel being the Gabriella License No. 378 (“Gabriella”), the “Yitzhak License No. 380 (“Yitzhak”) and the “Samuel License No. 388 (“Samuel”). The Company’s Gabriella license, Yitzhak license and Samuel license are collectively referred to herin as the Company’s “Offshore Licenses”. We also previously held one onshore petroleum license in Israel, the Eitan License, which we relinquished in December 2011 after we determined that exploration work was not warranted.

The Company’s current trading symbol on the TSXV is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

Significant Developments

On February 27, 2012, Jeffrey Walter was appointed the Compnay’s Chief Executive Officer and on March 14, 2012, the Company issued 2,000,000 share options to purchase common shares at a price of CND$ 0.25 per share. During the three months eneded March 31, 2012, 1,413,109 share options were forfeited.

Business Overview

The Company has been granted the following petroleum licenses from the State of Israel:

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers (“sq. km”)) and is approximately 10 kilometers (“km”) offshore Israel between Netanya and Ashdod. The Gabriella License was issued on July 15, 2009 to the Company (100%) for an initial three year period and may be renewed for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On February 23, 2012, the Company received approval from the Petroleum Commissioner of Israel (the “Commissioner”) to update the expiration of the Gabriella License to February 28, 2013.

In January 2010, the Company, through its subsidiary Adira Energy Israel Ltd. (“Adira Israel”), entered into an agreement with Modi’in Energy – Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) whereby the Company transferred 70% of the participation interests in the Gabriella License to MELP. In addition, in January 2010, a subsidiary of Brownstone Energy Inc. (formerly Brownstone Ventures Inc.) (“Brownstone”) exercised its option to purchase 15% of the participation interests in the Gabriella License, which interests the Company understands have not been registered in the name of Brownstone with the Ministry. Pursuant to an agreement dated July 7, 2011 between Adira Israel and Brownstone, Adira Israel confirmed to Brownstone that it is holding 15% of the participation interests in the Gabriella License on Brownstone’s behalf.

In addition to its 15% of the remaining participation interests in the Gabriella License, Adira Israel also has an option to require MELP to sell 15% of its participation interests in the Gabriella License at any time until the earlier of six months after a discovery or the end of the license period, including all renewals, which 15% will be deducted out of the 70% participation interest held by MELP. As at the date hereof, Adira Israel’s option has not been registered with the Ministry.

The Company’s pro rata share of exploration expenditures, being 15% of the costs up to the first US $8 million of expenditures have been paid by MELP. The Company previously received a monthly fee of $12,500 from MELP as well as one half of the management fees MEGP received from MELP (3.75%), which payments ended on February 1, 2012. In addition, the Company is entitled to receive: (a) 4.25% of the 7.5% management fees payable by MELP to MEGP; and (b) a royalty in the aggregate amount of 4.5% (2.25% from each of MELP and MEGP) from any resources extracted from the Gabriella License until MELP recovers the pro rata exploration expenditures incurred by it on behalf of the Company, after which time the royalty increases to an aggregate of 10.5% (5.25% from each of MELP and MEGP).

The exploration and extraction activity on the Gabriella License is performed in the framework of a joint operating agreement (the “JOA”) between Adira, MELP and Brownstone, whereby Adira is currently designated the operator of the Gabriella License. In accordance with the JOA, the Company was entitled to receive an operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Gabriella License, through to January 26, 2012 (“the Initial Period”). Following the Initial Period, Adira may be removed as the operator by tender process, whereby Adira would have the right of first refusal on the terms of the tender. Adira may also be removed as the operator if Adira is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 75% agree to remove Adira as operator of the Gabriella License. No agreement has yet been approved for the period subsequent to the initial period and therefore no operating fees have been recorded.

On the Gabriella License and Yitzhak License, Western Geco, a business segment of Schlumberger Limited, has completed a dual azimuth 511 sq. km and 129 sq. km 3D survey, respectively, which will help define the anticipated oil targets on both licenses.

The most recent estimations of resources related to the Gabriella License, based on the Gabriella Report, an independent report from Netherland, Sewell & Associates, Inc., on a gross (100%) unrisked basis is 110.1 million barrels of contingent oil (2C Best Estimate), 110.1 billion cubic feet of contingent gas (2C Best Estimate), 209.3 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 257.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Miocene prospective reservoir, 174.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 5.7 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir, 7.0 million barrels of prospective condensate (P50 Best Estimate) on the Miocene prospective reservoir and 4.7 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir. The Gabriella Report was prepared by in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the north of and contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest, which interest has been registered with the Ministry) for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. On February 23, 2012, the Company received approval from the Commissioner to update the expiration of the Yitzhak License to February 28, 2013.

On January 10, 2012, the Company announced that it received approval from the Commissioner for the farm-out of an aggregate of 25% of its interest in the Yitzhak License to two new partners, 5% to AGR Petroleum Services Holdings AS (“AGR”) and 20% to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Accordingly, as at the date hereof, the Company has a 60% interest in the Yitzhak License, Brownstone has a 15% working interest in the license, AGR has a 5% working interest in the license and Ellomay has a 20% working interest in the license. The Company and AGR Petroleum Services Holdings AS are currently the co-operators of the Yitzhak License. The Company, Brownstone, AGR and Ellomay are currently negotiating a joint operating agreement to regulate their commercial relationship in respect of the Yitzhak License. Adira is not expected to earn material income as the cooperator of the Yitzhak License.

The farm-out agreement between the Company and AGR dated November 29, 2011 (the “AGR Farm-Out Agreement”) provides, among other things, that: (a) AGR’s 5% working interest is to be carried by the remaining holders of the Yitzhak License from the date of execution of the Agreement until the date of approval of a development plan by the Petroleum Commissioner ("Coverage of Expenses"). From the date of approval of the work plan as aforesaid, AGR shall bear its expenses according to its proportionate share in the participation rights (5%). AGR's income from the production of gas and petroleum in accordance with its proportionate share in its participation rights in the license shall be used to repay the Coverage of Expenses plus interest of Libor + 1%; (b) AGR will pay the Company a 3% overriding royalty interest (“ORRI”) on AGR’s share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of the Company as co-operator; and (d) AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR.

The farm-out agreement between the Company and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse the Company for its proportionate share of the costs incurred by the Company on the Yitzhak License until the date of the execution of the Ellomay Farm-Out Agreement, plus interest at LIBOR plus 1%; and (b) Ellomay will also pay the Company a 3% ORRI on Ellomay’s share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward.

The most recent estimations of resources related to the Yitzhak License, based on the Yitzhak Report, an independent report from Netherland, Sewell & Associates, Inc., on a gross (100%) unrisked basis is 79.1 million barrels of prospective oil (P50 Best Estimate) on the Jurassic prospective reservoir, 79.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Jurassic prospective reservoir, 457.4 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 486.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 12.4 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir and 13.2 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir. The Yitzhak Report was prepared by in accordance with NI 51-101.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located approximately 17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and Palmachim in the North. The Samuel License was issued on August 1, 2010 to Adira Geo Global Ltd ("Adira Geo Global") (30% interest), GeoGlobal Resources (India) Inc. (“GGRI”) (30% interest ), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (“Pinetree”) (10% interest) and Brownstone (6.75% interest) for an initial three year period and may be renewed for a further four year period and a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Company’s net interest in the Samuel License is 41.25%, of which 23.25% is held through its 100% owned Canadian subsidiary Adira Oil and 18% of which is held through its 60% held subsidiary Adira Geo Global.

The exploration and extraction activity in the Samuel License is performed in the framework of a JOA between GGRI, Adira Geo Global, Adira Oil, Brownstone and Pinetree, whereby Adira GeoGlobal is the designated operator of the Samuel License. In accordance with the JOA, the Company is entitled to receive one-half of an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License and one-half of 3% ORRI from partners other than Adira Oil, GGRI and Adira Geo Global. Adira Geo Global may be removed as the operator if it is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 51% agree to remove Adira as operator of the Samuel License.

Pursuant to an option agreement between GGRI and the holders of the Myra and Sara Licenses (as hereinafter defined), the holders of the Myra and Sara Licenses are entitled to acquire up to a 20% interest in the Samuel License, contingent on the Myra and Sara Option (as hereinafter defined).

In March 2011, a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in Ocean Bottom Deployed Cables (“OBC”), was signed for a system which provides high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The survey was completed in July, 2011 and the Company has engaged GX Technology EAME Ltd. to commence the processing of the 3D data, which the Company currently expects will be completed during the second quarter of 2012.

Myra and Sara Licenses

The Company also has an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra License and the Sara License (collectively, the “Myra and Sara Licenses”). The Myra and Sara Licenses are located offshore Israel approximately 60 km west of the City of Hadera. These license areas total 800 sq. km. In August 2010, the Company announced that it has signed a definitive co-operation agreement with GeoGlobal Resources Inc., and its wholly-owned subsidiary, GGRI (together, “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in the Myra and Sara Licenses, to the Company.

The Myra and Sara Licenses are each subject to a separate joint operating agreement among the holders of the participating interests in the respective licenses (collectively, the “M&S Operating Agreements”). The M&S Operating Agreements govern the operations with respect to the exploration work on the Myra and Sara Licenses, and the acquisition or transfer of any interests in these licenses. As a condition to the exercise of the Myra and Sara Option, the Company will be required to become a signatory to the M&S Operating Agreements, which will require (i) the approval of existing signatories to the M&S Operating Agreements, and (ii) the approval of the Commissioner. Upon the exercise of the Myra and Sara Option, and upon receipt of the required approvals, the Company will be required to pay US$1.2 million in one lump sum payment to certain parties of the M&S Operating Agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the M&S Operating Agreements.

In addition, under the terms of a cooperation agreement in respect of the Sara, Myra, Michal and Samuel Licenses between GGR, GGRI and Adira (the “Cooperation Agreement”), the parties agreed, among other things, that upon receipt of the approval of the partners in the Myra and Sara Licenses to transfer the Myra and Sara Option to the Company, and following registration of the Company as the owner of the rights under the option with the Ministry, the following provisions will apply in relation to the Samuel License: (a) in the event the partners in the Myra and Sara Licenses would be interested in exercising the first option for a 12.5% interest in the Samuel License or the second option for an additional 7.5% interest in the Samuel License, the respective interests of the Company and GGR in the Samuel License would be diluted proportionately, and (b) GGR and the Company would act to increase the level of the participation interests of GGR in the Samuel License by 3%, with appropriate dilution of the level of participation rights of Adira Oil, such that the rate of the holdings in the Samuel License would be: GGR – 45% (from 42%); Adira – 38.25% (from 41.25%); Brownstone – 6.75%; and Pinetree – 10%.

On November 30, 2011, one of the partners in the Myra and Sara Licenses, an existing signatory to the M&S Operating Agreements, announced that an agreement had been reached with GGR in which GGR would transfer the required funds in order to exercise its 5% option. On December 6, 2011, two of the partners in the Myra and Sara Licenses announced that GGR did not transfer the funds required and therefore the option had expired. On December 8, 2011, GGR reported that the Sara and Myra option expired due to failure of the Company to meet the conditions of the option. On December 8, 2011, the Company notified GGR that it believes the option is valid and exercisable. Accordingly, there is no assurance that the Company will be able to exercise the Myra and Sara Option.

The Company does not currently consider the Myra and Sara Option material to its operations.

Onshore Licenses

On December 15, 2011, following the Company’s determination that the continuation of exploration activities on the Corporation’s Eitan License No. 356, covering 31,060 acres (125.7 sq. km.) in the Hula Valley in Northern Israel (the “Eitan License”) would not lead to an economically viable project for the Company, the Company announced that it had relinquished the Eitan License and has commenced the process of surrendering the Eitan License in accordance with the Israeli Petroleum Law. The Company expects to complete this process by the third quarter of 2012.

The Company presently does not produce any oil or gas and does not earn any significant revenues. The Company currently earns revenues from the Company's activity as the operator and a consultant to its Offshore Licenses, management fees earned from MELP and MEGP .

Capital Expenditures and Divestitures

During the three month period ended March 31, 2012, the Company incurred expenditures of $779 thousand on exploration and evaluation assets in connection with its Offshore licenses and expenditures of $48 thousand on property and equipment. In addition, the Company recorded a writedown of $65 thousand, relating to its onshore drilling equipment. During the the three month period ended March 31, 2012, the Company did not make any capital divestitures.

The Company's planned capital expenditures for the next twelve months will include the Company’s drilling program in connection with it its three licenses.

1.3        Selected Financial Information

The following table show selected summary consolidated financial information which has been derived from the interim consolidated financial statements of the Company as at March 31, 2012:

	Three months ended
	March 31,
	2012	2011
	U.S. dollars in
	thousands, except per
	share data
	Unaudited

Revenues	$660	$507

Net loss and comprehensive loss for the period	$968	$1,757

Basic and diluted net loss per share*	$0.01	$0.02

Total assets	$11,691	$16,459

Total liabilities	$3,513	$967

Dividends	-	-

*Attributable to equity holders of the parent company

See “Revenues and other income” bleow.

The Company has provided details of the above mentioned movements in sections 1.4 through 1.7 of this document.

Additional disclosure for venture issuers without significant revenues:

	Three months ended
	March 31,
	2012	2011
	U.S. dollars in
	thousands
	Unaudited

Exploration expenditures	$382	$1,228
General and administration expenses	$1,205	$1,181

1.4        Results of Operations

The following table show selected summary consolidated results of operations which have been derived from the interim consolidated financial statements of the Company at March 31, 2012:

	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Revenues and other income	$660	$507	$1,323

Expenses:
Exploration expenses	382	1,228	4,759
General and administrative expenses	1,205	1,181	5,290
Impairment charge	65	-	1,226

Total expenses	1,652	2,409	11,275

Operating loss	(992)	(1,902)	(9,952)

Finance income	24	145	43
Finance expense	-	-	(109)

Loss before income tax expense	(968)	(1,757)	(10,018)
Income tax expense	-	-	33

Net loss and comprehensive loss	$(968)	$(1,757)	$(10,051)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	$(957)	$(1,729)	$(9,489)
Non-controlling interests	(11)	(28)	(562)

	$(968)	$(1,757)	$(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.01)	$(0.02)	$(0.10)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	101,768,453	95,107,112	99,813,334

Three month period ended March 31, 2012 compared to the three month period ended March 31, 2011

Revenues and other income

	Three months ended
	March 31,
	2012	2011
	U.S. dollars in thousands

Consulting	$204	$285
Operator fees	38	140
Income from farm-out	418	82

	$660	$507

Consulting fees relates to consulting services in respect of the Offshore Licenses on a “time and materials” basis.

Operator fees relate to fees we received as the operator on our three Offshore Licenses, at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”).

Income from farm-out relates to fees received from MELP and MEGP, in respect of our agreement with them relating to the farm out of 70% of the Company’s interest in the Gabriella license and the reimbursement of prior costs incurred on the Yitzhak license relating to the Company’s farm out of 20% of the Yitzhak license in January 2012.

For the three months ended March 31, 2012, the Company earned revenues of $660 thousand, as compared to $507 thousand for the three months ended March 31, 2011. Revenues during the three months ended March 31, 2012 relate to operator and consulting fees, which are a function of the level of exploration activity in the period.

Operator fees decreased in 2012 mainly due a decrease in Gabriella and Yitzhak operator fees since the initial operator period on the Gabriella license ended in Januray 2012 and, as mentioned in section 1.2, the commercial relationship in respect of the Yitzhak License are still being negotiated. Therefore, we did not recognize operator fee material revenue with respect to these licenses in 2012.

Expenses

Exploration Expenses

For the three months ended March 31, 2012, exploration expenses amounted to $382 thousand as compared to 1.2 million for the three months ended March 31, 2011. The decrease in exploration expenses in 2012 is due to the fact that the Company has commenced activities that relate directly to the exectution of the drilling plan on its three offshore wells, and as such, these expenses are being capitalized to Exploration and Evaluation Assets, thus reducing the amount of costs being expensed. During the same period in 2011, the Company incurred expenses in connection with the execution of the 3D seismic program on the Gabriella and Yitzhak licenses.

Impairment Charge

During the three months ended March 31, 2012, the Company recorded a $65 thousand non-cash impairment charge arising from an impairment charge attributed to drilling and related equipment used on the Eitan onshore license which the Company has decided to sell. No write off was recorded in the three months ended March 31, 2011.

General and Administrative expenses

For the three months ended March 31, 2012 and 2011, general and administrative expenses amounted to $1.2 million. General and administration expenses include share based compensation of $257 thousand in 2012 as compared to $398 thousand in 2011. The decrease of $141 thousand is attributable to employee stock options that were cancelled during the period.

Financing income/expense

For the three months ended March 31, 2012, financing income amounted to $24 thousand as compared to a financing income of $145 thousand for for the three months ended March 31, 2011. Financing income represents interest earned on short-term deposits, primarily held in US dollars as well as foreign exchange differences as a result of the fluctuations in NIS and Canadian dollar rates against the US dollar.

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in New Israeli shekels (“NIS”) and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. As a result, for the three months ended March 31, 2012, financial income amounted to $24 thousand (March 31, 2011- $145 thousand), reflecting the fluctuations in NIS and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the three months ended March 31, 2012 of $1 million as compared to a net loss and comprehensive loss of $1.7 million for the three months ended March 31, 2011. The reason for the decrease in the loss is as a result of a the Company commencing to captial exploration expenses of its offshore wells.

1.5        Summary of Quarterly results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	1	4	3	2	1	4	3	2
	2012	2011	2011	2011	2011	2010	2010	2010
	U.S dollars in thousands, except per share data
Revenues	$660	$236	$335	$245	$507	$820	$750	$56
Net Loss	$968	$2,168	$3,999	$2,127	$1,757	$939	$537	$707
Net Loss per share*	$0.01	$0.02	$0.04	$0.02	$0.02	$0.05	$0.01 $	$0.01

*Attributable to equity holders of the parent company

Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. From Q4 2010, the Company began to incur significantly higher operational and exploration expenses to support the increased levels of exploration.

1.6        Liquidity

Liquidity is a measure of a Company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $20.1 million as of March 31, 2012 ($11.4 million as at March 31, 2011), and the Company had negative cash flows from operations of $492 thousand for the three months ended March 31, 2012 ($87 thousand for the three months ended March 31, 2011). The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Three month period ended March 31, 2012 compared to the three month period ended March 31, 2011

During for the three months ended March 31, 2012, the Company's cash and cash equivalents decreased by $1.1 million. This decrease in cash is attributed to the following activities:

The Company's net cash used in operating activities during for the three months ended March 31, 2012 was $492 thousand as compared to $87 thousand for the three months ended March 31, 2011. This decrease is attributable to and consistent with the increase in the Company's exploration and operating activities for the current year, compared to the prior year.

Cash used in investing activities during for the three months ended March 31, 2012 was $730 thousand as compared to cash provided by investing activities of $442 thousand during for the three months ended March 31, 2011. The investment during the three months ended March 31, 2012 relates primarily to the capitalization of drilling costs in respect of the the Company’s offshore licenses. The amount provided by investing activities in the three months ended March 31, 2011 relates primarily to the increase in restricted cash.

Cash provided by financing activities for the three months ended March 31, 2012 was $63 thousand as compared to $5.6 million during for the three months ended March 31, 2011. The amount provided by financing activities in the three months ended March 31, 2011 relates primarily to the net proceeds of $6.2 million from the issuance of 10,483,871 shares of the Company.

There are no legal restrictions on transferring funds between Canada and Israel.

1.7 Capital resources

At March 31, 2012, the Company's cash and cash equivalents were $7 million (March 31, 2011 - $14.8 million), The majority of these funds are held in US Dollars. As at March 31, 2012, the Company had working capital of $6.6 million as compared to $14.5 million at March 31, 2011.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses.

Based on the current commitments, the Company is required to spud at least one well on the Samuel license by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012.

The Company's estimated costs to meet the above mentioned commitments to the Ministry for 2012 to the Offshore Licenses are as follows:

Gabriella License

Milestone (as per the Ministry)	Adira’s Effective Share of the Costs (*)
Submission of a first drilling prospect to include a description of the geological background, the drilling targets and the petroleum systems related thereto, as well as a geological forecast and engineering planning of the proposed drilling – by June 1, 2012.	$700,000
Execution of a contract with a drilling contractor – by July 1, 2012.	$105,000
Submission of an environmental study according to the directives of the Ministry for Energy and Water Resources – by September 1, 2012	$4,100,000
Spudding the first well – by December 1, 2012	$465,000
Preparation of a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed), up to three months from completion of the drilling – in 2013	$9,150,000
Submission of a work plan for continuation of the work in the license – up to four months from completion of the drilling - 2013.	No Estimate Available at This Time

(*) Costs represents Adira’s share of the total costs incurred on the license since the last milesote in order to reach the next milestone.

Yitzhak License

Milestone (as per the Ministry)	Adira’s Effective Share of the Costs (*)
Submission of a first drilling prospect to include a description of the geological background, the drilling targets and the petroleum systems related thereto, as well as a geological forecast and engineering planning of the proposed drilling – by June 1, 2012	$2,800,000
Execution of a contract with a drilling contractor – by by July 1, 2012.	$536,000
Submission of an environmental study according to the directives of the	$1,000,000
Ministry for Energy and Water Resources – by September 1, 2012 Spudding the first well – December 1, 2012	$12,400,000
Preparation of a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed), up to three months from completion of the drilling – in 2013	$45,000,000
Submission of a work plan for continuation of the work in the license – up to four months from completion of the drilling – in 2013.	No Estimate Available at This Time

(*) Costs represents Adira’s share of the total costs incurred on the license since the last milesote in order to reach the next milestone.

Samuel License

Milestone (as per the Ministry)	Adira’s Effective Share of the Costs (*)
Submission of a first drilling prospect to include a description of the geological background, the drilling targets and the petroleum systems related thereto, as well as a geological forecast and engineering planning of the proposed drilling – by June 1, 2012	$2,800,000
Execution of a contract with a drilling contractor – by July 1, 2012	$280,000
Spudding the first well – by October 1, 2012	$10,700,000
Preparation of a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed), up to three months from completion of the drilling – in 2013	$5,100,000
Submission of a work plan for continuation of the work in the license – up to four months from completion of the drilling - 2013	No Estimate Available at This Time

(*) Costs represents Adira’s share of the total costs incurred on the license since the last milesote in order to reach the next milestone.

In order to maintain its current licenses the Company will be required to expend amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

In the event that the Corporation experiences further reduction in its liquidity and capital resources, the Corporation would be required to engage in one or a combination of the following actions: (i) make formal application to the Ministry to revise the Corporation’s minimum commitments with respect to the Offshore Licenses; (ii) reduce the Corporation’s expenses related to general corporate purposes; (iii) amend its current 2012 exploration and development program by committing to expend all reasonably available funds on the exploration and development program with respect to the Gabriella License; (iv) generate cash from non-equity financing sources, such as entering into farm-out arrangements, entering into joint venture arrangements and other strategic arrangements that may be available to the Corporation at the applicable time with a focus on reducing the Corporation’s capital expenditure requirements on the Yitzhak License and the Samuel License; (v) a further equity offering; and (vi) such other actions as the board of directors of the Corporation considers necessary and advisable at the applicable time.

Management of Capital

	March 31,	March 31,
	2012	2011
	U.S. dollars in thousands
	Unaudited
EQUITY
Share capital	$-	$-
Additional paid-in capital	28,032	26,886
Accumulated deficit	(20,126)	(11,409)

Equity attributable to equity holders of the parent	7,906	15,477
Non-controlling interests	272	15

Total equity	$8,178	$15,492

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

1.8        Off-Balance Sheet arrangements

See “Commitments” above.

1.9        Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the three months ended March 31, 2012, the Company incurred $204 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (three months ended March 31, 2011 - $285 thousand).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10      First Quarter

During the First quarter of 2012, the Company was focused primarily on the preparation for the drilling of three wells on each of its offshore licenses. Such prepartions included, securing shipyard storage and quay facilities, the ordering of long lead items, detailed well designed, and rig searches.

1.11      Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

1.12      Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Share-based payment transactions;

  Joint oil and gas ventures;

  Farm out arrangements in the exploration and evaluation phase;

  Exploration and evaluation assets;

  Revenue recognition

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Black Scholes pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A farm out is the transfer of part of oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;

  the Company does not recognize a gain or loss on the farm out arrangement, but rather redesignates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and

  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Exploration and evaluation assets

Prelicense costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

For the three month period ended March 31, 2012, $779 thousand costs have been capitalized to Exploration and Evaluation Assets and $382 thousand have been expensed as exploration costs.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are derived from:

  Operator fees - The Company acts as the operator or joint operator on the Offshore Licenses and is entitled to operator fees. Revenues from operator fees are recognized in accordance with the terms of the Joint
  Operating Agreements, as exploration expenses are incurred in the UJV’s.

  Consulting fees – The Company provides consulting services in respect of the Offshore Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

1.13      Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting in the year ended December 31, 2011, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2011, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s president and chief executive officer and the chief financial officer. Based on these evaluations, the president and chief executive officer and the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

1.14      Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $7.3 million and on accounts and other receivable of $3 million as of March 31, 2012. None of the Company’s accounts receivable are overdue as at March 31, 2012. As of March 2012, the restricted deposits amount to $346 thousand and relates primarily to a bank guarantee in respect of the Company’s Israeli office lease and a guarantee in favor of Israeli Depoartment of Customs and VAT.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of March 31, 2012, the Company had cash and cash equivalents of $7 million, restricted deposits of $346 thousand and accounts and other receivables of $3 million against current trade and other payables in the amount of $3.5 million.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)       Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)      Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S dollar would not have a significant effect on the Company. An increase or decrease of 5% on the Canadian dollar relative to the US dollar could have an effect on the Company. for the three months ended March 31, 2012 the Company has recorded an exchange rate gain of $24 thousand (for the three months ended March 31, 2011- a gain of $145 thousand).

Environmental regulations affect the cost of exploration and development as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s FORM 20-F dated April 26, 2012, filed on www.sedar.com.

1.15      Other MD&A Requirements

(i) Section 5.3 – Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures are included in section 1.3.

(ii) Section 5.4 – Disclosure of Outstanding Share Data

As of the date of this report, the Company has 101,768,453 common shares outstanding, 15,057,375 warrants outstanding and 9,971,109 options granted to directors, officers and employees.

OTHER INFORMATION

Additional information will be accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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